SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To § 240.13d-1(b), (c) And (d) And Amendments Thereto
Filed Pursuant To § 240.13d-2

Under The Securities Exchange Act Of 1934

(Amendment No. ___)*

Communication Intelligence Corporation
(Name of Issuer)

Common Stock

(Title of Class of Securities)

20338K106
(CUSIP Number)

November 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106
NAME OF REPORTING PERSONS
1
Michael W. Engmann ("Engmann")
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(See Instructions)			(a) ☒
(b) ☐
SEC USE ONLY
3
CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States
SOLE VOTING POWER
5
	NUMBER OF		5,787,920 shares.

SHARES
SHARED VOTING POWER
	BENEFICIALLY	6
5,506,211 shares.
OWNED BY

	EACH		SOLE DISPOSITIVE POWER
7
	REPORTING		5,787,920 shares.

PERSON
SHARED DISPOSITIVE POWER
	WITH	8
5,506,211 shares.

The 5,787,920 shares consist of:  5,222,643 shares held by Engmann, 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010 and 32,885 shares issuable upon the conversion of convertible securities held by Engmann.

The 5,506,211 shares consist of:  1,171,666 shares held by Kendu Partners, a California limited partnership, ("Kendu"), 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH Partners, a California limited partnership ("MDNH"), 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean Engmann, an adult son of Engmann ("Sean") and 5,500 shares held by Brad Engmann, an adult son of Engmann ("Brad"). Engmann is the General Partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH. Engmann shares voting and dispositive power over the shares held by Sean and Brad, but Sean and Brad are not part of the group consisting of Engmann, Kendu and MDNH.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
11,294,131 SHARES.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10			☐

(See Instructions)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.3%

The total number of shares issued and outstanding was calculated based on 131,751,574 shares of common stock outstanding as of October 28, 2009 as reported in the issuer's 10-Q plus the number of shares Engmann, Kendu and MDNH have the right to acquire within 60 days of January 31, 2010 pursuant to warrants or the conversion of convertible shares.

TYPE OF REPORTING PERSON (See Instructions)
12
IN, HC

CUSIP No. 20338K106
NAME OF REPORTING PERSON
1.
Kendu Partners, a California general partnership ("Kendu")
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(See Instructions)			(a) ☒
(b) ☐
SEC USE ONLY
3
CITIZENSHIP OR PLACE OF ORGANIZATION
4
California
SOLE VOTING POWER
5
	NUMBER OF		0 shares.

SHARES
SHARED VOTING POWER
	BENEFICIALLY	6
3,794,370 shares.
OWNED BY

	EACH		SOLE DISPOSITIVE POWER
7
	REPORTING		0 shares.

PERSON
SHARED DISPOSITIVE POWER
	WITH	8
3,794,370 shares.

The 3,794,370 shares consist of:  1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, and 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
11,294,131 shares

The 11,294,131 shares consist of:  5,222,643 shares held by Michael W. Engmann ("Engmann"), 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010, 32,885 shares issuable upon the conversion of convertible securities held by Engmann, 1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH Partners, L.P., a California limited partnership ("MDNH"), 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010,1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean Engmann, an adult son of Engmann, and 5,500 shares held by Brad Engmann, an adult son of Engmann.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10			☐

(See Instructions)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.3%

The total number of shares issued and outstanding was calculated based on 131,751,574 shares of common stock outstanding as of October 28, 2009 as reported in the issuer's 10-Q plus the number of shares Engmann, Kendu and MDNH have the right to acquire within 60 days of January 31, 2010 pursuant to warrants or the conversion of convertible shares.

TYPE OF REPORTING PERSON (See Instructions)
12
PN

CUSIP No. 20338K106
NAME OF REPORTING PERSON
1.
MDNH Partners, L.P., a California limited partnership
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(See Instructions)			(a) ☒
(b) ☐
SEC USE ONLY
3
CITIZENSHIP OR PLACE OF ORGANIZATION
4
California
SOLE VOTING POWER
5
	NUMBER OF		0 shares.

SHARES
SHARED VOTING POWER
	BENEFICIALLY	6
1,701,341 shares.
OWNED BY

	EACH		SOLE DISPOSITIVE POWER
7
	REPORTING		0 shares.

PERSON
SHARED DISPOSITIVE POWER
	WITH	8
1,701,341 shares.

The 1,701,341 shares consist of:  585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, and 1,092,556 shares issuable upon the conversion of convertible securities held by MDNH.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
11,294,131 shares

The 11,294,131 shares consist of:  5,222,643 shares held by Michael W. Engmann ("Engmann"), 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010, 32,885 shares issuable upon the conversion of convertible securities held by Engmann, 1,171,666 shares held by Kendu Partners, a California general partnership ("Kendu"), 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean Engmann, an adult son of Engmann, and 5,500 shares held by Brad Engmann, an adult son of Engmann.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10			☐

(See Instructions)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.3%

The total number of shares issued and outstanding was calculated based on 131,751,574 shares of common stock outstanding as of October 28, 2009 as reported in the issuer's 10-Q plus the number of shares Engmann, Kendu and MDNH have the right to acquire within 60 days of January 31, 2010 pursuant to warrants or the conversion of convertible shares.

TYPE OF REPORTING PERSON (See Instructions)
12
PN

Item 1.

(a)	Name of Issuer:

Communication Intelligence Corporation

(b)	Address of Issuer's Principal Executive Offices:

275 Shoreline Drive, Suite 500, Redwood Shores, CA  94065-1413

Item 2.

(a)	Name of Person(s) Filing:

This statement is filed jointly by Michael W. Engmann ("Engmann"), Kendu Partners, a California general partnership ("Kendu") and MDNH Partners, LP., a California limited partnership ("MDNH").

(b)	Address of Principal Business Office or, if none, Residence:

220 Bush Street, Suite 950, San Francisco, California 94104

(c)	Citizenship:

Engmann is a United States citizen. Kendu and MDNH are both organized in California.

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

20338K106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Engmann:  11,294,131 shares.  The 11,294,131 shares include 5,222,643 shares held by Engmann, 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010, 32,885 shares issuable upon the conversion of convertible securities held by Engmann, 1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean Engmann, an adult son of Engmann ("Sean") and 5,500 shares held by Brad Engmann, an adult son of Engmann ("Brad") . Engmann is the General Partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH. Engmann shares voting and dispositive power over the shares held by Sean and Brad, but Sean and Brad are not part of the group consisting of Engmann, Kendu and MDNH.

Kendu:  11,294,131 shares.  The 11,294,131 shares include 5,222,643 shares held by Engmann, 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010, 32,885 shares issuable upon the conversion of convertible securities held by Engmann, 1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean and 5,500 shares held by Brad.

MDNH:  11,294,131 shares. The 11,294,131 shares include 5,222,643 shares held by Engmann, 532,392 shares subject to warrants held by Engmann exercisable within 60 days of January 31, 2010, 32,885 shares issuable upon the conversion of convertible securities held by Engmann, 1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean and 5,500 shares held by Brad.

(b)           Percent of Class:

Engmann:  8.3%

Kendu:  8.3%

MDNH:  8.3%

(c)          Number of shares as to which the person has:

(i)           Sole power to vote or direct the vote:

Engmann:  5,787,920 shares.

Kendu:  0 shares

MDNH:  0 shares

(ii)          Shared power to vote or to direct the vote:

Engmann:  5,506,211 shares.  The 5,506,211 shares consist of:  1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean and 5,500 shares held by Brad. Engmann is the General Partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH. Engmann shares voting and dispositive power over the shares held by Sean and Brad, but Sean and Brad are not part of the group consisting of Engmann, Kendu and MDNH.

Kendu:  3,794,370 shares.  The 3,794,370 shares consist of:  1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, and 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu. Kendu shares voting power with Engmann who directs the voting of the group comprised of Engmann, Kendu and MDNH.

MDNH:  1,701,341 shares. The 1,701,341 shares consist of:  585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, and 1,092,556 shares issuable upon the conversion of convertible securities held by MDNH. MDNH shares voting power with Engmann who directs the voting of the group comprised of Engmann, Kendu and MDNH.

(iii)         Sole power to dispose or direct the disposition of:

Engmann:  5,787,920 shares.

Kendu:  0 shares

MDNH:  0 shares

(iv)         Shared power to dispose or direct the disposition of:

Engmann:  5,506,211 shares.  The 5,506,211 shares consist of:  1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu, 585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, 1,092,556 shares issuable upon conversion of convertible securities held by MDNH, 5,000 shares held by Sean and 5,500 shares held by Brad. Engmann is the General Partner of Kendu and a shareholder of MDNH Trading Corp., the General Parnter of MDNH. Engmann shares voting and dispositive power over the shares held by Sean and Brad, but Sean and Brad are not part of the group consisting of Engmann, Kendu and MDNH.

Kendu:  3,794,370 shares.  The 3,794,370 shares consist of:  1,171,666 shares held by Kendu, 45,905 shares subject to warrants held by Kendu exercisable within 60 days of January 31, 2010, and 2,576,799 shares issuable upon the conversion of convertible securities held by Kendu. Kendu shares dispositive power with Engmann who directs the disposition of shares held by Engmann, Kendu and MDNH.

MDNH:  1,701,341 shares. The 1,701,341 shares consist of:  585,833 shares held by MDNH, 22,952 shares subject to warrants held by MDNH exercisable within 60 days of January 31, 2010, and 1,092,556 shares issuable upon the conversion of convertible securities held by MDNH. MDNH shares dispositive power with Engmann who directs the disposition of shares held by Engmann, Kendu and MDNH.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N.A.

Item 8.	Identification and Classification of Members of the Group.

Engmann, Kendu and MDNH are members of a group controlled by Engmann.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2010

By:	/s/ Michael W. Engmann
Michael W. Engmann

By:	/s/ Michael W. Engmann
Kendu Partners
a California general partnership
By:	Michael W. Engmann
Its:	General Partner

By:	/s/ Phillip Handin
MDNH Partners, L.P.
a California limited partnership
By:	MDNH Trading Corp.
Its:	General Partner
By: Phillip E. Handin
Its: Secretary

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX

1. Agreement of Joint Filing                                                                           Page 10